

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 24, 2021


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 2.000% Sustainability-Linked Senior Notes due 2031 of JOHNSON CONTROLS INTERNATIONAL PLC and TYCO FIRE & SECURITY FINANCE S.C.A. under the Exchange Act of 1934.


Sincerely,

Bev Sawyer